

December 23, 2011

Via E-mail
Mr. David C. Clark
Vice President, Finance and Treasurer
Allos Therapeutics, Inc.
11080 Circlepoint Road
Suite 200
Westminister, Colorado 80020

> **Re:** **Allos Therapuetics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 3, 2011**
> **File No. 000-29815**

Dear Mr. Clark:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal year Ended December 31, 2010

Liquidity and Capital Resources, page 58

1. Please provide us proposed disclosure to be included in future periodic reports of the expected effect on your results of operations and financial position related to the post-approval clinical studies for FOLOTYN required by the FDA.

Critical Accounting Policies

Research and development, page 63

2. The table on page 5 summarizes the target indications and clinical development status of the FOLOTYN development program. You also disclose that you intend to complete studies in bladder and breast cancer. In order to gain a better understanding of the effects and expected effects of your research and development activities on results of operations and financial position, please provide us, as practicable, the following additional information:

- For significant products in research and development:
  - The costs incurred during each period presented. If you do not maintain any research and development costs by project, provide us other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project;
  - The nature of efforts and steps necessary to complete the product;
  - The risks and uncertainties associated with completing development and the extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the product; and
  - As applicable, a description of patents and when they expire, and a description of exclusivity periods and their extent that may be available in addition to or in lieu of patents.

- A breakout of research and development expenses for 2010 based on how you manage the projects such as by stage of development (i.e. discovery, pre-clinical, clinical phase I, clinical II and phase III) and/or other meaningful breakout.

Inventory, page 63

3. Please provide us proposed revised disclosure to be included in future periodic reports that discloses the amount of Folotyn-related inventory costs that were charged to research and development expense prior to when you began capitalizing these costs and the amount of any reduced-cost inventory on hand at the reporting date. In addition, please provide us proposed revised MD&A disclosure that discusses the impact on the cost of revenues and related gross margin of this reduced-cost inventory sold during each period presented.

Form 10-Q for the Quarterly Period Ended September 30, 2011

8. Mundipharma Agreements, page 14

4. You recognized $27.2 million of revenue based on relative selling price in the second quarter related to the license of FOLOTYN, which you believe to be a separate unit of accounting. You deferred the remaining $22.8 million of the $50 million up-front payment for a) regulatory services and b) research and development services, which you also believe to each be separate units of accounting. Please address the following:
   - Please provide us your analysis demonstrating how each unit of accounting had stand-alone value based on the requirements of ASC 605-25-25-5a (i.e. sold separately by any vendor or Mundipharma could resell the unit of accounting on a standalone basis); and
   - The computation supporting the allocation of the agreement consideration to each unit of accounting.

5. Please provide us proposed disclosure to be included in future periodic reports that includes the following:
   - In addition to the present value factors that you have disclosed, the inputs, assumptions and methods used to determine the "discounted cash flows and third party costs" in your estimate of selling price for each deliverable in accordance with ASC 605-25-50-2e.; and
   - The effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration in accordance with ASC 605-25-50-2h.

6. Regarding the manufacturing obligations that you deem a contingent deliverable, please tell us the terms of these obligations and your consideration as to whether these terms are at a significant and incremental discount.

7. Tell us how your policy indicating that "any payments that may become due upon approval by certain regulatory agencies and sales-dependent milestones will be deemed substantive milestones and will be accounted for as revenue in the period in which the milestone is achieved" complies with the three criteria in ASC 605-28-25-2.

8. Regarding the $310.5 million in potential milestones, please provide us proposed disclosure to be included in future periodic reports of the contingent consideration of each milestone as required by ASC 605-28-50-2.b. and the disclosures required by ASC 605-28-50-2.c. and d.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant